                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                   For the fiscal year ended December 31, 1999

                     LINCOLN NATIONAL CORPORATION EXECUTIVE
                           DEFERRED COMPENSATION PLAN
                                  FOR EMPLOYEES
                            (Full title of the Plan)

                     [Current Registration Number 33-51721]

                          Lincoln National Corporation
                               Centre Square West
                         1500 Market Street, Suite 3900
                             Philadelphia, PA 19102

                 (Name of Issuer and principal executive office)

                              REQUIRED INFORMATION

Because the Lincoln National Corporation Executive Deferred Compensation Plan for Employees (formerly known as the Lincoln National Corporation Executive Savings and Profit-Sharing Plan for Employees) is an unfunded plan, no plan financial statements or schedules are maintained. Accordingly, no financial statements or schedules are filed with this Annual Report.

                                    SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

March 27, 2000                               /s/ George E. Davis
                                             ----------------------------------
                                             George E. Davis, Administrator
                                             LINCOLN NATIONAL CORPORATION
                                             EXECUTIVE DEFERRED COMPENSATION
                                             PLAN FOR EMPLOYEES